June 18, 2008



Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, D.C. 20549
Attn:  Mr. Christian Sandoe


        RE:    WisdomTree Trust (the "Trust")
               File Nos. 333-132380 and 811-21864

               WisdomTree LargeCap Growth Fund; WisdomTree International LargeCap Growth Fund; WisdomTree Middle East Dividend Fund; WisdomTree Global Dividend Fund; WisdomTree Global SmallCap Dividend Fund; WisdomTree Global Equity Income Fund (each a "Fund" and collectively the "Funds")

Dear Mr. Sandoe:

      This letter responds to comments of the staff ("Staff") of the Securities and Exchange Commission (the "Commission") received by telephone on June 12, 2008 regarding the Trust's registration statement on Form N-1A, which was filed with the Commission on April 30, 2008 (the "Registration Statement"). For your convenience, we have summarized each comment below, followed by the Trust's response. Any defined term used in this letter has the same meaning as used by the Trust in the Registration Statement.

A. Comment:

   Please explain how ETFs add the flexibility, ease and liquidity of stock-trading to the benefits of traditional index-fund investing, as stated in the "Overview" section of the Prospectus.

   Response: ETFs have all of the same trading flexibility as stocks and can be traded anytime during normal trading hours, using all the trading strategies associated with stocks such as market orders, limit orders, stop orders, short sales and buying on margin. ETFs can be bought or sold through any broker and most trading platforms. As a result, investors may gain exposure to sectors, markets and countries on an immediate basis. Traditional index funds do not have these same features.


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B. Comment:

   With respect to the WisdomTree LargeCap Growth Fund, WisdomTree International LargeCap Growth Fund, WisdomTree Middle East Dividend Fund, and WisdomTree Global SmallCap Dividend Fund, please add disclosure that the Fund's investment strategy is to invest at least 80% of its respective net assets in securities issued by large-cap companies, securities issued by Middle East companies or securities issued by small-cap companies, as applicable.

   Response: Disclosure on page 2 of the Funds' Prospectus under the caption "Principal Investment Strategies" states "Under normal circumstances, at least 95% of a Fund's total assets (exclusive of collateral held from securities lending) will be invested in the component securities of its Index. Each Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name." The methodology governing the operation of each Index is described under the section "Index Description." Registrant notes that its disclosure is consistent with the disclosure appearing in the prospectuses of other ETF providers. Registrant believes that its disclosure is adequate and respectfully declines to revise the disclosure.

C. Comment:


   With respect to WisdomTree LargeCap Growth Fund, WisdomTree International LargeCap Growth Fund, WisdomTree Middle East Dividend Fund and WisdomTree Global SmallCap Dividend Fund, please add disclosure in each Fund's "Principal Investment Strategies" section of the Prospectus that the Fund will invest in the particular industry sectors (e.g., basic materials sector, telecommunications sector) mentioned in that Fund's "Primary Investment Risks" section of the Prospectus.

   Response: Registrant notes that a Fund may include a risk factor for a particular industry sector when the Index in which the Fund invests causes the Fund to invest approximately 15% or more of its assets in a particular industry sector. Thus, the presence of an industry sector risk factor is evidence of a heightened investment risk, but is not necessarily a result of the Fund being "concentrated" in an industry sector. Disclosure on page 3 of the Funds' Prospectus under the caption "Concentration Risk" states "To the extent that a Fund's Index concentrates in the securities of a particular industry or group of industries, the Fund will concentrate its investments to approximately the same extent as its Index." The Registrant periodically reviews each Index's then-current constituents to make sure that, to the extent each Index (and Fund) is concentrated in any industry, the prospectus and statement of additional information ("SAI") contain appropriate disclosure of this fact and also provide risk disclosure. As noted above, disclosure on page 2 of the Funds' Prospectus under the caption "Principal Investment Strategies" states "Under normal circumstances, at least 95% of a Fund's total assets (exclusive of collateral held from securities lending) will be invested in the component securities of its Index. Each Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name." Registrant believes that its disclosure is adequate and

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   respectfully declines to revise the disclosure. A description of each Index is included in the Registration Statement.

D. Comment:

   With respect to the WisdomTree International LargeCap Growth Fund, WisdomTree Global Dividend Fund, WisdomTree Global SmallCap Dividend Fund and WisdomTree Global Equity Income Fund, please confirm that each Fund invests in at least three different non-U.S. countries and that at least 40% of each Fund's net assets are invested in securities offered by non-U.S. issuers.

   Response:  Registrant confirms that the Staff's understanding is correct.

E. Comment:

   With respect to WisdomTree Global Equity Income Fund, please add disclosure that small-capitalization investing is a risk that can significantly affect the Fund's performance under the Fund's "Primary Investment Risks" section of the Prospectus.

   Response: The Fund tracks the WisdomTree Global High-Yielding Equity Index, which, as noted under the Fund's "Index Description" section in the Prospectus, comprises the top 30% of the companies ranked by dividend yield from a universe consisting of companies included in the WisdomTree Global Dividend Index. As of May 30, 2008, approximately 81% of the capitalization of the Index consisted of companies with market capitalizations of more than $10 billion. In addition, as of May 30, 2008, the Index did not contain any small-cap companies. Registrant respectfully declines to add this disclosure.

F. Comment:

   Please revise the disclosure in the Registration Statement to state that a description of the basis for the Board of Trustees' approval of the Funds' investment advisory agreement will be available in the Trust's next annual or semi-annual report to shareholders.

   Response: The referenced disclosure has been revised. The disclosure describing the basis for the Board of Trustees' approval of the Funds' investment advisory agreement has been removed from the SAI.

G. Comment:

   Please provide the missing information under the "Portfolio Managers" section in the Prospectus.

   Response:  The referenced disclosure has been added to the Prospectus.

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H. Comment:

   Please clarify whether information about each Fund's entire portfolio (and not just each Fund's basket) is available at www.wisdomtree.com.

   Response: Registrant confirms that information about each Fund's entire portfolio is available at www.wisdomtree.com.

I. Comment:

   Please add disclosure describing the policies and procedures with respect to short-term trading of the securities of WisdomTree Middle East Dividend Fund, WisdomTree Global Dividend Fund, WisdomTree Global SmallCap Dividend Fund and WisdomTree Global Equity Income Fund.

   Response: The "Frequent Purchases and Redemptions of Fund Shares" section of the Prospectus has been revised to incorporate disclosure concerning the Funds' monitoring and restricting of short-term trading. Registrant informs the Staff supplementally that the Board of Trustees has adopted policies and procedures relating to cash purchases and redemptions and transactions that may indicate harmful frequent trading.

J. Comment:

   Consider adding to the "Investments in the Middle East" subsection of the "Investment Strategies and Risks" section of the SAI disclosure concerning regional political instability.

   Response: Registrant has revised the disclosure in response to the Staff's comment.

K. Comment:

   With respect to the disclosure describing the portfolio managers' compensation under the section "Portfolio Manager Compensation" in the SAI, please clarify the meaning of "the measurement period."

   Response: Registrant has revised the disclosure in response to the Staff's comment.

L. Comment:

   Please confirm that the Participant Agreement mentioned in the "Placement of Redemption Orders for the Domestic Fund Outside the Clearing Process" section of the SAI does not require that redemption orders be placed within the "cut-off" times discussed with the Staff.

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   Response: Registrant confirms the Staff's understanding that Participant
   Agreements do not require the submission of redemption orders within the "cut-off" times discussed with the Staff.

                                    * * * * *

   Revised disclosure referenced in this letter is set forth in Appendix A.

      We believe that the responses above are fully responsive to the Staff's comments. The Registrant anticipates seeking acceleration of the effective date of the Registration Statement, as amended, to a date possibly as early as June 20, 2008. In connection therewith, the Registrant will make the Tandy certifications and file the necessary acceleration request letters.

      If you have any further comments or questions regarding this response, please contact the undersigned at 212.596.9671 or Robert J. Borzone, Jr. at 212.596.9017.


                                               Sincerely,

                                               /s/ Keri E. Riemer


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                                   Appendix A

G. Portfolio Manager Disclosure

Prospectus

Portfolio Managers

Each Fund is managed by the Sub-Adviser's Index Fund Management Division. The five most senior members are Kurt Zyla, Lloyd Buchanan, Denise Krisko, Robert McCormack, and Todd Rose. Mr. Zyla manages this Division. Mr. Zyla, a Managing Director of the Sub-Adviser, has supervised the Index Fund Management Division since 1996. He joined the Sub-Adviser in 1989. Prior to his current position, he was employed by the Sub-Adviser in a number of capacities. Mr. Buchanan has been a Portfolio Manager in the Index Fund Management Division since January 2002. Prior to joining the Sub-Adviser, Mr. Buchanan was a Vice President and Chief Operating Officer of Axe Houghton Associates, Inc., an investment management subsidiary of Hoenig Group. He joined Axe Houghton in May 1988. Ms. Krisko is a Managing Director, CIO and Head of Index Management in the Index Fund Management Division. Ms. Krisko joined the Sub-Adviser in August 2005. Prior to joining the Sub-Adviser, Ms. Krisko acted as a Senior Portfolio Manager and Equity Trader for Quantitative Equity Management at Northern Trust from January 2003 until August 2005 and at Deutsche Asset Management from June 2000 to January 2003. Ms Krisko also worked as a senior quantitative equity portfolio manager and trader for The Vanguard Group. Mr. McCormack is a Senior Portfolio Manager in the Index Fund Management Division. He is responsible for domestic indexed portfolio management. Prior to joining the Index Fund Management Division in 1999, Mr. McCormack was a relationship manager in the Sub-Adviser's Master Trust/Master Custody Division, specializing in working with foundations and endowments and other not-for-profit organizations. Mr. McCormack joined the Sub-Adviser in 1987. Mr. Rose has been a Portfolio Manager in the Index Fund Management Division since 2000. Prior to joining the Division, Mr. Rose worked in the Mutual Funds Accounting Division in various functions. Before joining the Sub-Adviser in 1997, Mr. Rose was a Financial Consultant at Merrill Lynch. He began his career trading futures with Linnco Futures Group in Chicago. Each Portfolio Manager is responsible for various functions related to portfolio management, including, but not limited to, investing cash inflows, implementing investment strategy, researching and reviewing investment strategy, and overseeing members of his or her portfolio management team with more limited responsibilities.

Each Portfolio Manager is authorized to make investment decisions for all portfolios managed by the team. Each Portfolio Manager has appropriate limitations on his or her authority for risk management and compliance purposes. No member of the portfolio team manages assets outside of the team. Mr. Zyla manages the team. Each Portfolio Manager has served as manager of each Fund since its inception. The Trust's SAI provides additional information about the Portfolio Managers' compensation, other accounts managed by the Portfolio Managers, and the Portfolio Managers' ownership of shares in the Funds for which they are Portfolio Managers.

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The Trust's SAI provides additional information about the Portfolio Managers'
compensation, other accounts managed by the Portfolio Managers, and the Portfolio Managers' ownership of shares in the Funds for which they are Portfolio Managers.

SAI

Portfolio Managers.

Each Fund is managed by the Sub-Adviser's Index Fund Management Division. The five most senior members are Kurt Zyla, Lloyd Buchanan, Denise Krisko, Robert McCormack and Todd Rose. Mr. Zyla manages the Division. Mr. Zyla, a Managing Director of the Sub-Adviser, has supervised the Index Fund Management Division since 1996. He joined the Sub-Adviser in 1989. Prior to his current position, he was employed by the Sub-Adviser in a number of capacities.

Mr. Buchanan has been a Portfolio Manager in the Index Fund Management Division since January 2002. Prior to joining the Sub-Adviser, Mr. Buchanan was a Vice President and Chief Operating Officer of Axe Houghton Associates, Inc., an investment management subsidiary of Hoenig Group. He joined Axe Houghton in May 1988.

Ms. Krisko is a Managing Director, CIO and Head of Index Management in the Index Fund Management Division. Ms. Krisko joined the Sub-Adviser in August, 2005. Prior to joining the Sub-Adviser, Ms. Krisko acted as a Senior Portfolio Manager and Equity Trader for Quantitative Equity Management at Northern Trust from January 2003 until August 2005 and at Deutsche Asset Management from June 2000 to January 2003. Ms. Krisko has also worked as a Senior Quantitative Equity Portfolio Manager and Trader for The Vanguard Group.

Mr. McCormack is a Senior Portfolio Manager in the Index Fund Management Division. He is responsible for domestic indexed portfolio management. Prior to joining the Index Management Fund Division in 1999, Mr. McCormack was a relationship manager in the Sub-Adviser's Master Trust/Master Custody Division, specializing in working with foundations and endowments and other not-for-profit organizations. Mr. McCormack joined the Sub-Adviser in 1987.

Mr. Rose has been a Portfolio Manager in the Index Fund Management Division since 2000. Prior to joining the Index Fund Management Division, Mr. Rose worked in the Sub-Adviser's Mutual Funds Accounting Division in various functions. Before joining the Sub-Adviser in 1997, Mr. Rose was a Financial Consultant at Merrill Lynch. He began his career trading futures with Linnco Futures Group in Chicago.

I. Frequent Trading Policies and Procedures

The WisdomTree Middle East Dividend Fund issues and redeems shares for cash, and the WisdomTree Global Dividend Fund, WisdomTree Global SmallCap Dividend Fund and WisdomTree Global Equity Income Fund generally issue and redeem shares in exchange for in-kind securities, and cash (with respect to the portion of its assets invested in emerging markets). Since these Funds are ETFs, only

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Authorized Participants are authorized to purchase and redeem shares directly with the issuing Fund. Each Fund accommodates frequent purchases and redemptions of Creation Units by Authorized Participants and does not place a limit on purchases or redemptions of Creation Units by these investors. Each Fund monitors for frequent trading with regard to cash purchases and redemption of shares, and reserves the right, but does not have the obligation, to reject any order at any time. Each Fund reserves the right to impose restrictions on, disruptive, excessive, or short-term trading.

J. Risk Factors Concerning Middle East Investments

Prospectus

Frontier Emerging Market Risks. The risks of investing in foreign securities may be greater where issuers are domiciled or doing substantial business in developing countries with limited or underdeveloped capital markets. Prices and currency valuations of frontier emerging market securities may be more volatile than those of more established markets and more volatile than those of traditional "emerging markets." Bahrain, Dubai, Egypt, Jordan, Kuwait, Lebanon, Morocco, Oman, Qatar and the United Arab Emirates are considered to be frontier countries. Frontier countries may have relatively unstable governments, present the risk of unanticipated adverse government action and nationalization of private business enterprises, impose restrictions on foreign ownership or prohibitions of repatriation of assets, and may have fewer property rights protections. Frontier emerging market economies may be significantly dependent on only a few industries, may be more vulnerable to changes in local or global trade conditions and may face debt burdens or volatile inflation rates. Local securities markets may trade fewer securities and might not be able to respond effectively to changes in trading volume, making it potentially difficult to liquidate substantial holdings promptly - or at all. In addition, procedures concerning transaction settlement and dividend collection may be less reliable than in developed markets and larger emerging markets. Securities of frontier emerging market issuers may have limited marketability and may be subject to sudden or erratic price movements.

SAI

Frontier Emerging Market Risks. The economies of frontier countries, such as Bahrain, Dubai, Egypt, Jordan, Kuwait, Lebanon, Morocco, Oman, Qatar and the United Arab Emirates, are not as correlated to global economic cycles as those of more developed countries. As a result, their markets have lower trading volumes and greater potential for illiquidity and price volatility. Compared to more developed countries, this volatility may also be affected to a greater extent by the actions of a small number of major investors. A significant change in cash flows of funds investing in these markets could have a substantial effect on local stock prices and, therefore, prices of Fund shares. These factors make investing in the markets of frontier countries significantly riskier than investing in traditional "emerging market" countries and may cause the price of the Fund's shares to decline.

Some frontier country governments may levy certain taxes on dividend and interest income. Although in some countries a portion of these taxes are recoverable, the non-recovered portion of foreign withholding taxes will decrease the income generated from investments in such

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countries. Equity security investments in certain frontier emerging market countries is restricted or controlled to varying extents. At times, these restrictions or controls may limit or prevent foreign investment in such equity securities and increase the costs and expenses of the Fund. Certain frontier countries impose additional restrictions, such as: requiring governmental approval prior to investments by foreign persons, limiting the amount of investment by foreign persons in a particular issuer, limiting investment by foreign persons to a particular class of securities of an issuer that may have less advantageous rights than other classes, and imposing additional taxes. For countries that require prior government approval, delays in obtaining such approval would delay investments, and consequently the Fund may be unable to invest in all of the securities included in the index until such approval is final. Some frontier countries may also limit investment opportunities in issuers in industries considered essential to national interests and may require governmental approval for the repatriation of investment income, capital or the proceeds of security sales by foreign investors, including the Fund. In addition, some countries face the risk of confiscatory taxation, expropriation of assets, political or social instability and diplomatic developments, each of which could adversely affect the Fund's investments.

Some banks in non-U.S. countries that are eligible foreign sub-custodians may have been organized only recently, or otherwise not have extensive operating experience. There may also be legal restrictions or limitations on the ability of the Fund to recover assets held in custody by a foreign sub-custodian in cases where the sub-custodian becomes bankrupt. Settlement systems in emerging markets, including frontier emerging markets, may not be as established as in developed markets. As a result, settlements may be delayed and cash or Fund securities may be jeopardized because of system defects. In addition, the laws of certain countries in which the Fund invests may require the Fund to release local shares before receiving cash payment, or to make cash payment before receiving local shares.

The Fund invests in some frontier countries that use share blocking schemes. "Share blocking" refers to the practice of predicating voting rights related to an issuer's securities on these securities being blocked from trading at the custodian or sub-custodian level, for a period of time near the date of a shareholder meeting. Such restrictions have the potential to effectively prevent securities from being voted (or having been voted) and from trading within a specified number of days before, and in some cases after the shareholder meeting. Share blocking may preclude the Fund from purchasing or selling securities for a period of time. During the time that shares are blocked, trades in such securities will no t settle. Although practices may vary by market, a blocking period may last from one day to several weeks. Once blocked, the block may be removed only by withdrawing a previously cast vote or abstaining from voting completely, a process that may be burdensome. In certain countries, the block cannot be removed.

Share blocking may impose operational difficulties on the Fund and Authorized Participants, including the potential effect that a block would have on pending trades. Share blocking may cause pending trades to fail or remain unsettled for an extended period of time. Fails may also expose the transfer agent and the Fund to situations in which a counterparty may have the right to go to market, buy a security at the current market price and have any additional expense borne by the Fund or transfer agent if the counterparty is unable to deliver shares after a certain

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period of time. The Adviser, on behalf of the Fund, reserves the right to abstain from voting proxies in share blocking proxy markets.



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